QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2(C)(2)

• BUDGET POLICY STATEMENT 2002 •

18 DECEMBER 2001

© Crown Copyright Reserved
ISBN 0-478-11822-8
Typeset by the Treasury
Printed and bound by PrintLink
(A division of Blue Star Print Group Ltd)
Wellington

Internet

This document will be made available on the New Zealand Treasury's Internet site.
The URL for this site is http://www.treasury.govt.nz

2002
Budget Policy Statement

Introduction

        The Budget Policy Statement (BPS) sets out the broad fiscal parameters of the next Budget and the Government's short-term fiscal approach and long-term fiscal objectives.

        The 2002 Budget will build on the foundations of the two previous Budgets. It will give priority to placing health and education funding (operating and capital) on a firm and realistic footing, and to supporting projects that assist the transformation of the economy.

        On the capital side specifically, the Government has moved to obtain more up-to-date and reliable estimates of future needs. We will continue to manage pressures (including the recapitalisation of Air New Zealand) and invest in future capability.

        We intend to stay with our longer-term fiscal approach and to look through the temporary economic downturn by maintaining established fiscal settings.

        This BPS confirms the Government is a careful fiscal manager. We have instituted a number of policy changes to improve New Zealand's economic and social wellbeing, while maintaining progress towards our long-term fiscal objectives. The plan we have laid out for the future will help foster New Zealand's long-term economic growth and welfare.

Delivering on our commitments

        This BPS reinforces and progresses the Government's three-year strategy.

        In the first BPS of our term we outlined our short-term plans:

  •
  To deliver on policy commitments.

  •
  To build operating surpluses to allow us to partially pre-fund future New Zealand Superannuation (NZS) costs.

  •
  To ensure consistency with our long-term debt objectives.

        We have delivered on our policy commitments by raising the entitlement for NZS, making the student loans scheme fairer, re-introducing income-related rents for state houses, and supporting regional economic development and innovation initiatives.

        While delivering on our policy commitments, we have also maintained spending control. Expenses as a percent of GDP are forecast to be lower at the end of our electoral term (at 32.9% of GDP) than at the start (33.8% of GDP).

        Looking forward, the forecasts show a continuing trend of rising operating surpluses.1 As in the 2001 Budget, these surpluses are largely structural, reflecting relatively small output gaps over the forecast period.

The OBERAC is forecast to fall in 2001/02, reflecting in part an unwinding of the exceptionally strong corporate tax growth in 2000/01. Details are contained in the Economic and Fiscal Outlook chapters in the December Update.

        The surpluses are sufficient to make the planned contributions to the New Zealand Superannuation Fund (NZS Fund) consistent with our long-term fiscal objectives. The first instalment of $600 million will be paid into the NZS Fund during the current year.

        Debt as a percentage of GDP now sits lower than at any time in the last two decades, with gross debt at 32.2% of GDP in the 2001 accounts. It is expected to fall to 30.7% of GDP by 2005/06.

These tracks are based on the December Update forecasts up to 2005/06. Beyond this, they are projections based on the assumptions set out in Annex 3 of the 2001 Fiscal Strategy Report (FSR), including the fiscal (operating) allowance of $1.2 billion and the capital allowance of $550 million. Changes since the FSR consist of a higher assumed NZS Fund return of 9.4% (previously 9%, see the December Update for details) and a lower 10-year bond rate of 6.2% (previously 6.5%). The revised bond rate assumption reflects a change in view about long-run interest rates.

        Our emphasis on investment and the slowdown in economic growth means that borrowing will rise in nominal dollars over the near term. Despite these factors, 10-year projections show gross debt falling below our long-term objective level of 30% of GDP. Net debt combined with the NZS Fund assets is projected to approach zero in a decade's time.

        Our good fiscal stewardship is also evident in comparing the current forecasts with those prepared at the start of our term. The actual results to date for the OBERAC (operating balance excluding revaluations and accounting policy changes) and gross debt are ahead of the original forecasts. Gross debt is forecast to be higher by 2004, largely reflecting significantly higher capital investment than originally allowed for and the recapitalisation of Air New Zealand. See Annex 1 for further details.

The forecasts are subject to considerable uncertainty

        There is considerable uncertainty around the international outlook and its effect on the New Zealand economy in the near term. US and global growth has slowed markedly over calendar 2001, and the tragic events of 11 September have caused even greater uncertainty over the timing and magnitude of the US economic cycle and its impact on the global economy.

        The Treasury's central economic forecast incorporates a slowing in economic growth (relative to 2001 Budget forecasts) through calendar 2002 as a result of significant weakness in the international economy. Over 2003 and 2004 the economy is expected to rebound strongly as the world recovers, confidence returns and low interest rates all combine to stimulate growth. However, the economy may take an alternative path.

        The Risks and Scenarios chapter of the December Update highlights two possible alternative tracks for the New Zealand economy:

  •
  More Resilient Terms of Trade and Confidence scenario: the forecast weakness in the world economy has a limited impact on the New Zealand economy.

  •
  Delayed Global Recovery scenario: a slower global recovery, leading to lower terms of trade and lower export volumes, feeds through into the domestic economy.

        Actual fiscal outcomes will depend on economic outcomes. However, based on the economic scenarios above, the gross debt track may fall below 30% of GDP by 2005/06 if confidence and terms of trade are more resilient than currently expected. Alternatively, under the Delayed Global Recovery scenario we make slower progress towards our objective.

        The variation in debt shown under the alternative scenarios reflects debt's role as a buffer during economic cycles. Over the next two years, progress towards our objectives is expected to be steady but somewhat slower than originally planned as the international slowdown reverberates through to the New Zealand economy.

Macroeconomic framework will support economic activity

        The Government's fiscal policy is based on a macroeconomic framework that accepts economic fluctuations as inevitable and relies upon the automatic stabilisers3 to provide a buffer against all but the most severe economic shocks.

Automatic stabilisers are the change in tax revenue and unemployment spending directly in response to the economic cycle. They are automatic as they occur without any government decision to alter either tax revenue or unemployment spending.

        An integral part of this framework is the operation of monetary policy. The Reserve Bank has lowered interest rates by 1.75 percentage points since the start of the year, which is expected to provide a significant economic stimulus.

        Based on current assessments, and in light of the monetary easing, an active fiscal response is considered unnecessary at this stage. This is because:

  •
  the time taken to plan and implement any response can mean that the economy recovers before the stimulus has time to work

  •
  the slowdown in growth is uncertain, though expected to be relatively small

  •
  policy changes can be difficult to reverse when the economy recovers, leading to a structural weakening of the fiscal position

  •
  the private sector may act to offset the response (for example, through higher saving), dampening any economic impact.

        However, we acknowledge the uncertainty surrounding the depth and duration of the domestic slowdown. We will continually monitor the need for an appropriate fiscal response, recognising that it is difficult to distinguish between cyclical movements and longer-lasting changes to the medium-term economic outlook.

        Moreover, our assessment of the fiscal stance is that the Government is moderately supporting economic growth over 2001/02. This largely reflects higher capital spending in 2001/02 relative to 2000/01, including equity injections into hospitals and increases in student loans.

Fiscal policy is unchanged

        The Government's fiscal approach of:

running operating surpluses on average across the cycle sufficient to meet NZS Fund contributions while

meeting capital pressures and priorities, and

managing debt at prudent levels

        is unchanged from when we first came to office.

        Progress on our fiscal strategy is shown in Table 1 (see Annex 2 for specific long-term objectives).

Table 1—Forecasts of long-term fiscal objectives and indicators (% GDP)4

Year end June	1999	2000	2001	2002	2003	2004	2005	2006
			Actual			Forecast
Financial performance
Revenue	35.7	34.1	34.6	33.9	33.7	34.1	34.4	34.4
Expenses	35.2	33.8	33.4	33.3	32.9	32.6	32.4	32.4
Operating balance	1.7	1.4	1.2	0.8	1.5	2.2	2.7	2.7
OBERAC	0.2	0.8	1.8	1.0	1.5	2.2	2.7	2.7
Financial position
Net worth	5.9	8.0	10.0	10.5	11.6	13.2	15.4	17.5
Gross debt	36.1	33.6	32.2	31.2	31.4	31.9	31.3	30.7
Net debt	21.3	20.0	17.5	18.2	18.9	19.0	18.2	17.6
NZS Fund
Contributions	—	—	—	0.5	1.0	1.4	1.6	1.5
Accumulated assets	—	—	—	0.5	1.5	3.0	4.7	6.4
Operating expenses + contributions	35.2	33.8	33.4	33.8	33.9	34.0	33.8	33.9
Net debt with NZS Fund assets	21.3	20.0	17.5	17.7	17.4	16.0	13.5	11.2

As signalled in previous documents, we are increasing the focus on the gross debt objective. Net debt remains an important indicator, which will be regularly monitored. See Annex 2 for further discussion.

The 2002 Budget is the third in a three-year package

        Against this economic and fiscal background, the 2002 Budget rounds out this Government's three-year strategy. We made full use of our first Budget to kick-start our election commitments, and focused the 2001 Budget on consolidating and maintaining momentum. The 2002 Budget completes this process, takes stock and looks to the future.

The 2002 Budget priorities are health, education and economic transformation

        Our priorities for this year have a strong development component. This includes further developing the asset base, improving New Zealanders' living standards, developing our human capital and providing certainty to improve planning.

Providing certainty in the health sector

        Health will be a key element in the 2002 Budget package. We will provide greater certainty around future funding levels by deciding on health expenditure for the next three years now. Over and above the automatic adjustments to health spending (eg for demographic changes), we will increase health expenditure by $2.4 billion over the next three years, being $400 million in 2002/03, $800 million in 2003/04 and $1,200 million in 2004/05.

        This significant increase sets out all new funding that will be available for Vote Health for the next three years. This represents spending normally allocated in the 2002 to 2004 Budgets.

        The new funding will in part, be used to meet the operating costs of District health boards (DHBs), as well as to progress the Government's health policy programme for the next three years, including the Primary Care Strategy. The package will eliminate DHB deficits over the three years, but DHBs must manage their cost growth, including wage pressures, to live within this total package.

        This early announcement as part of the overall 2002 Budget package is to provide greater stability and capability in this sector. It will establish health funding for an extended period and offers the opportunity to make health service choices within a well defined and controlled financial environment.

        More generally, Figure 5 shows that health spending growth has been (and is expected to be) consistently above spending growth on all other areas.

Figure 5 finishes at 2004/05 as the 2005/06 Budget allocation for health is not decided. It will come from the provision for new initiatives, which is currently unallocated between functinal expense classifications.

        If health and other expenses grow at the same rate in the current decade as they did over the 1990s, health will rise to 25% of total government spending (up from 20% currently). If this occurred it would necessitate choices such as a reduction in the amount of other services delivered by the Government, or a rise in the overall revenue raised by the Government. This demonstrates the need to carefully manage future health spending growth.

Continuing improvements in education

        Education continues to be a strong focus of both our capital and operating budgets.

        In the early childhood sector, we will concentrate on raising participation and quality. Initiatives in the compulsory sector will aim to build capacity and improve teacher effectiveness. Finally, through our response to the Tertiary Education Advisory Commission, we will seek to increase quality and capability within the tertiary sector.

Improving New Zealanders' living standards through economic transformation

        The economic transformation theme runs throughout our policy initiatives this year, particularly in the education sector. It also features in spending packages announced in previous years and being implemented now, such as our industry development package. We are working to improve the living standards of New Zealanders by lifting economic performance to a consistently higher rate of growth. Our aim is to establish New Zealand as a high-skill, high-wage economy with globally competitive industries.

Ensuring value for money from Government spending

        In accordance with our three-year strategy, allocations for this year will be tightly focused on our top priorities. We plan to keep spending growth below nominal GDP growth to ensure we meet our long-term fiscal objectives. We are using the allocations signalled in the 2001 FSR as the key management tool to ensure that we do this.

        To maintain this fiscal prudence, we are actively reviewing the value for money the Government receives from its expenditure and investments, and we are continually looking at ways of reprioritising expenditure to best match the Government's social and economic objectives.

Investing for the future through capital

        Capital is a key focus of the 2002 Budget.

        As signalled in last year's BPS, we are improving the capital budgeting process. This involves placing a greater emphasis on capital expenditure forecasting through more up-to-date knowledge of upcoming pressures and opportunities.

        The greater emphasis on capital spending reflects our desire to invest for the future and to provide greater certainty and confidence to New Zealanders looking forward. This Government has a particular focus on ensuring that infrastructure and services are in place to support future economic growth and prosperity, and that as a country we are actively planning for our future.

        The focus on investing for the future is evident across our policy priorities. The capital budget covers investment in new assets (such as schools and roads), and in maintaining existing assets and policies (such as student loans). We are also investing through the NZS Fund.

        In the 2002 Budget we plan to maintain the previously forecast level of new capital spending over the next five years. But we will adjust the timing of capital expenditure, bringing forward the spending allocations to better match expected pressures and opportunities.

        The key capital pressures are in the social sector (hospitals and schools), prisons, transport, re-equipping the Defence Force and recapitalising Air New Zealand.

Signalling future enhancements

        Looking ahead, the Government's long-term fiscal objectives are unchanged and we are working from sound fiscal management foundations. However, we are not resting on our laurels. As with any management tools, our fiscal tools require regular updating and refreshing. We have already made some enhancements, such as introducing the OBERAC to provide a enhanced measure of underlying financial stewardship. In the interests of transparency we are signalling here that further enhancements are in the pipeline.

        We have previously noted that the form of the Crown Financial Statements will alter in 2002/03 to reflect changes to the accounting standards that underlie the preparation of all financial statements. This requires a technical change to how we specify our long-term fiscal objectives. These changes will come into formal effect in the 2002 Budget as part of the 2002 FSR.

        The proposed changes do not alter the Government's fiscal policy approach, but we have taken the opportunity to articulate the linkages more clearly, particularly between net worth and debt. The Government also intends to use a more comprehensive suite of indicators. A revised set of fiscal objectives is outlined in Annex 2.

        Work is also underway on how best to manage our medium-term spending pressures, including revisiting the tools used to manage spending6 in time for the new Parliamentary term. The underlying premise remains unchanged—the combined increase in capital and operating spending has to be in line with nominal GDP growth such that debt as a percentage of GDP is stable and trends towards our objective over the longer-term. But we do need to make the tools we use more effective.

The current management tool is the "fiscal provisions framework", which comprises the allocation we set at the start of this Parliamentary term to limit new operating spending to $5.9 billion (revised to $6.1 billion in Budget 2001), plus the capital limit.

Tax system fundamentally sound

        We instigated a full review of New Zealand's tax system from first principles to ensure that revenue is raised in the least cost manner. The Tax Review (available at www.taxreview2001.govt.nz) concluded that the tax system is fundamentally sound and that major changes are not needed.

        Following the review, the Government is considering looking more closely at the taxation of entities, savings and investment vehicles and at international tax laws. However, as promised, we will not implement any significant new taxes without an electoral mandate.

Planning ahead—continuing sound fiscal management

        The forecasts use indicative operating spending allocations of $900 million per year for the next Parliamentary term of 2003/04 to 2005/06 less the amounts already allocated as part of the December Health package announcement.

        Our focus on capital budgeting also continues into the future. We are working to re-phased capital allocations of around $940 million in 2003/04, $465 million in 2004/05 and $435 million in 2005/06. These changes do not change the overall capital spending over the next five years.

        Both the operating and capital levels will need to be reviewed by the incoming Government. If necessary they will need to be adjusted, in accordance with long-term fiscal objectives, the economic and fiscal outlook and information on pressures and priorities. Whatever tool is chosen to manage spending will assist with maintaining operating balances that are consistent with our overall fiscal objectives.

Conclusion

        The 2002 Budget will be our final budget of this electoral term. It will continue the focus on economic and social stability that we started in the 2000 Budget.

        As a Government, we are firmly committed to continuing our record of careful fiscal management. We are now actively consolidating and building on previous expenditure decisions and building up the Government's balance sheet. We are doing this against the background of a slowing international economy. Sound fiscal management means that we are strongly placed to deal with uncertainty and changes in the external climate.

        In addition, we have delivered on our promise to make sustainable improvements in the lives and living standards of New Zealanders—at work, in their homes and communities, in education and in retirement.

Hon Dr Michael Cullen
Treasurer and Minister of Finance

12 December 2001

New Zealand Superannuation Fund contributions

        If the Government pays less than the required annual capital contribution into the Fund, the Government must outline in the FSR its reasons for doing so (in accordance with section 44 of the New Zealand Superannuation Act 2001 (NZS Act)).

        The BPS signals the intents of the forthcoming budget, so it is appropriate that we also outline any deviations from the required contribution rate here.

        The contribution to the Fund is calculated over a 40-year rolling horizon to ensure that we can meet NZS costs over the next 40 years (assuming that the contribution rate is held constant at that level for 40 years).

        In the first three years of the NZS Fund's operation the Government plans to build towards making the full capital contribution as calculated by the formula set out in the NZS Act. This transition period will prevent undue pressure being placed on the fiscal position while structural surpluses are raised to the required levels.

$ billion, June year	2002	2003	2004	2005	2006
Required contribution[1]	1.573	1.749	1.973	2.093	2.169
Actual contribution	0.600	1.200	1.800	2.093	2.169

The required contribution is calculated each year assuming the total contributions in the previous years were made. For example, the required contribution in 2003/04 is calculated assuming that $600 million and $1,200 million were contributed in the previous years.

        In 2004/05 and beyond, the Government will make the full capital contribution required under the Act. In undertaking to meet the full capital contributions from 2004/05, the Government is ensuring that the Fund will be sufficient to meet the payments of NZS entitlements over the coming 40 years.

        Details of the assumptions behind the NZS Fund projections are contained in the Fiscal Outlook chapter of the December Update.

ANNEX 1

        This annex shows the changes in the key fiscal aggregates since the 2000 BPS.

        Table A2.1—Comparison of 2000 and 2002 BPS forecasts

% GDP June year end	2000	2001	2002	2003	2004	2005	2006
	Actual		Forecasts
OBERAC
BPS 2000	0.4	0.9	1.6	1.8	2.1
BPS 2002	0.8	1.8	1.0	1.5	2.2	2.7	2.7
Change	0.4	0.9	(0.6)	(0.3)	0.1
Net debt
BPS 2000	21.9	20.9	19.6	18.9	18.5
BPS 2002	20.0	17.5	18.2	18.9	19.0	18.2	17.6
Change	1.9	3.4	1.4	(0.0)	(0.5)
Gross debt
BPS 2000	33.7	32.1	30.5	30.0	29.7
BPS 2002	33.6	32.2	31.2	31.4	31.9	31.3	30.7
Change	0.1	(0.1)	(0.7)	(1.4)	(2.2)

Source:    The Treasury

NOTE:    A positive change reflects an improvement in the forecast, a negative change (  ) reflects a deterioration.

        Actual outturns for the OBERAC and net debt came out ahead of the 2000 BPS expectations. This reflects in part the stronger than expected economic growth over 2000 and 2001, and revisions to the nominal GDP base made by Statistics New Zealand.

        Forecasts of gross debt show it is expected to be higher than projected in the 2000 BPS over the 2001/02–2003/04 period reflecting:

  •
  In 2001/02 the Debt Management Office (DMO) is partially pre-funding 2002/03 borrowing requirements to the extent of $500 million.

  •
  The capital provisions in the 2000 BPS of $400 million a year were working assumptions from 2000/01 onwards. Since then, the capital provisions have been increased substantially to finance new investment (such as defence acquisitions).

  •
  The Crown has moved to re-finance the maturing debt of DHBs and the Housing Corporation of New Zealand to lower their average borrowing costs. This increases gross debt by around $1.8 billion over the period, but is neutral from a total Crown perspective.

  •
  The recapitalisation of Air New Zealand (around $1 billion).

        These increases in debt are partly offset by the benefits of the higher than expected economic growth in 2000 and 2001, and the Statistics New Zealand revisions to the GDP base.

ANNEX 2

        This annex complies with section 6 of the Fiscal Responsibility Act 1994 (FRA) by outlining our short-term fiscal intentions, and long-term fiscal objectives, and their consistency with the principles of responsible fiscal management.

        In addition, it reports progress on revising the long-term fiscal objectives to reflect the effect that line-by-line consolidation will have on the Crown financial statements, as signalled in the 2001 FSR.

Long-term fiscal objectives and short-term fiscal intentions

Long-term objectives

        The substance of the Government's long-term fiscal objectives is unchanged from the 2001 FSR.

        However, we have amended the debt objective so that it no longer explicitly refers to net debt. Net debt will remain an important fiscal indicator. But there are good arguments for setting a single numerical debt objective:

  •
  two objectives can be confusing, because it is not clear which is binding

  •
  the trend in net and gross debt is similar over time.

        On balance, there are advantages of using gross debt over net debt. These include:

  •
  gross debt captures all borrowing, therefore providing greater fiscal discipline

  •
  gross debt provides clearer signals to capital markets of the Government's overall borrowing programme

  •
  the definition of what constitutes a financial asset for the purposes of calculating net debt is arbitrary and varies across countries

  •
  gross debt is more consistent with the FRA requirement for an objective on total Crown debt.

        We are committed to our long-term fiscal objectives, which represent our view about the appropriate size and role of government, and about prudent fiscal policy.

Short-term intentions

        The Government's short-term intentions have been updated since the 2001 FSR to reflect the latest fiscal forecasts, incorporating forecasting and policy changes (notably the Air New Zealand recapitalisation package). Apart from the Air New Zealand recapitalisation, we are planning to retain the operating and capital spending allocations in the 2001 FSR, but we have re-phased the capital spending to better match the expected timing of upcoming pressures.

        Further details on the movements in the fiscal forecasts are outlined in the December Update.

	Long-term fiscal objectives	Short-term fiscal intentions
Operating balance	Operating surplus on average over the economic cycle sufficient to meet the requirements for contributions toward future NZS costs and ensure consistency with the debt objective.	On current forecasts, operating balances will be: • $1.0 billion in 2001/02 • $1.8 billion in 2002/03 • $2.9 billion in 2003/04 • $3.7 billion in 2004/05.

Crown debt	Gross debt below 30% of GDP on average over the economic cycle.
If forecast economic conditions prevail, gross Crown debt will be:

•  $37.1 billion in 2001/02

•  $38.7 billion in 2002/03

•  $41.4 billion in 2003/04

•  $42.3 billion in 2004/05.

In 2004/05 gross Crown debt will be 31.3% of GDP.
Operating expenses
Expenses will average around 35% of GDP over the horizon used to calculate contributions toward future NZS costs. During the build-up of assets to meet future NZS costs, expenses plus contributions will be around 35% of GDP. In the longer term, expenses less withdrawals to meet NZS costs will be around 35% of GDP.
On current forecasts, operating expenses will be:

•  $39.6 billion in 2001/02

•  $40.5 billion in 2002/03

•  $42.3 billion in 2003/04

•  $43.8 billion in 2004/05.

If forecast economic conditions prevail, expenses will be 32.4% of GDP, and NZS Fund contributions will be 1.6% of GDP, in 2004/05.
Operating revenues	Raise sufficient revenue to meet the operating balance objective. A robust, broad-based tax system that raises revenue in a fair and efficient way.	On current forecasts, operating revenues will be: • $40.3 billion in 2001/02 • $41.5 billion in 2002/03 • $44.3 billion in 2003/04 • $46.6 billion in 2004/05.
Crown net worth	Increase net worth consistent with the operating balance objective. This will be achieved through a build-up of assets to meet future NZS costs.
Subject to forecast economic conditions prevailing, net worth will be:

•  $12.4 billion in 2001/02

•  $14.3 billion in 2002/03

•  $17.2 billion in 2003/04

•  $20.8 billion in 2004/05.

If forecast economic conditions prevail, net worth will be 15.4% of GDP, including NZS Fund assets of 4.7% of GDP, in 2004/05.

Consistency with principles of responsible fiscal management

        The Government's fiscal strategy of running operating surpluses on average across the cycle sufficient to meet NZS Fund contributions while meeting capital pressures and priorities, and managing debt at prudent levels embodies the principles of responsible fiscal management.

        The short-term forecasts in the December Update and the long-term debt projection (including NZS Fund asset accumulation) are consistent with making progress towards our long-term objectives.

Principles of Responsible Management set out in the FRA

  •
  Reducing total Crown debt to prudent levels so as to provide a buffer against factors that may impact adversely on the level of total Crown debt in the future, by ensuring that, until such levels have been achieved, the total operating expenses of the Crown in each financial year are less than its total operating revenues in the same financial year.

  •
  Once prudent levels of total Crown debt have been achieved, maintaining these levels by ensuring that, on average, over a reasonable period of time, the total operating expenses of the Crown do not exceed its total operating revenues.

  •
  Achieving and maintaining levels of Crown net worth that provide a buffer against factors that may impact adversely on the Crown's net worth in the future.

  •
  Managing prudently the fiscal risks facing the Crown.

  •
  Pursuing policies that are consistent with a reasonable degree of predictability about the level and stability of tax rates for future years.

Future developments

        The 2001 FSR signalled future changes to the long-term fiscal objectives in light of the introduction of line-by-line consolidation in the 2002 Budget. Draft objectives were included to illustrate analysis at that time.

        We have reconsidered how the long-term objectives should be re-specified to ensure:

  •
  on-going compliance with the FRA, while

  •
  outlining more explicitly the underlying nature of the Government's fiscal policy approach as it relates to various components of the Crown (ie departments, state-owned enterprises and Crown entities).7

Core Crown revenue and expenses under full line-by-line consolidation will:

•
Include government funding to Crown entities such as hospitals and schools as is currently the case.

•
Not be comparable to existing revenues and expenses in the current financial statements. This is because under full line-by-line consolidation all GST on Crown expenses will be eliminated. The current expenses of the Crown are reported inclusive of GST on all spending except departmental spending. this change will reduce expenses (and correspondingly tax revenue) by over $1 billion. It will also impact on the core Crown expense-to-GDP ratio. Adjustments will need to be made to historical data to ensure a comparable series is provided.

        The proposed changes to the presentation of the fiscal objectives present a clearer articulation of existing fiscal policy, while ensuring that re-specified Crown financial statements do not alter the Government's fiscal policy approach.

        Further information on the effect of line-by-line consolidation on the Crown financial statements is contained in the Treasury authored document "Implications of line-by-line-consolidation of State-owned enterprises and Crown entitles for the Crown financial statements and for setting fiscal objectives." This document is available at www.treasury.govt.nz/consolidation/discussionpaper.asp.

Table A1.1—Proposed fiscal objectives

Long term fiscal objectives:	To achieve the objectives of fiscal policy, the Government's high level focus is on:	To monitor progress towards objectives the Government will report against the following suite of fiscal indicators:

Operating balance:
Operating surplus on average over the economic cycle sufficient to meet the requirements for contributions to the NZS Fund and ensure consistency with the long-term debt objective.
Revenue:
Ensure sufficient revenue to meet the operating balance objective.
Expenses:
Ensure expenses are consistent with the operating balance objective.	• Rising surpluses[8] (measured by the OBERAC) during the transition and build up phase of the NZS Fund, with a focus on core Crown revenue and expenses, including:

—tax-to-GDP around current levels

—core Crown expenses (plus the net payment/withdrawal to the NZS Fund) averaging around 35% of GDP over the horizon used to calculate contributions.

•    a robust, broad based tax system that raises revenue in a fair and efficient way.

• State-owned enterprises (SOEs) and Crown entities contributing to surpluses consistent with their enabling legislation and Government policy.	• Cyclically adjusted OBERAC — to indicate the role of automatic stabilisers and illustrate surplus over the cycle.

•    Relevant short-term forecast information.

•    OBERAC and revenue/expenses excluding the NZS Fund

• Longer-term fiscal projections and scenarios.

Net worth: Increase net worth consistent with the operating balance objective.	• Focus on building the NZS Fund assets rather than reducing debt. Increasing net worth consistent with the operating balance objective will see net worth at around 30% of GDP by 2011.

• Consistent with the net worth objective, there will also be a focus on quality investment. In the near term, significant infrastructure investment will mean that debt will be above the long-term objective. Over the medium-term, surpluses will be on track to meet contributions to the NZS Fund and make progress toward the long-term debt objective.	• Break down of net worth, isolating NZS Fund as a component of net worth.

•    Gross debt and net debt forecasts—to indicate the role of financial assets (ie foreign currency reserves, student loans). Further develop indicators evaluating the quality of assets.

• Finance costs to revenue and/or GDP—to provide an indication of the debt servicing implications of current debt levels.

Debt: Manage total debt at prudent levels. In the longer term, gross sovereign-issued debt below 30% of GDP on average over the economic cycle.[9]	• SOEs will have debt structures that reflect best commercial practice. Changes in the level of debt will reflect specific circumstances.	• Forecast SOE and Crown entity debt levels.

The surplus includes the net (after tax) return on the NZS Fund, which the NZS Fund will retain. Effectively the Government is targeting operating surpluses excluding the NZS Fund's retained investment returns.

Sovereign-issued debt is debt issued by the New Zealand Debt Management Office (DMO) and will also be defined to include the Reserve Bank given it is integral to the debt management of the Crown; it will exclude debt issued by SOEs and Crown entities and the sovereign-guaranteed debt of SOEs and Crown entities (about $700 million). This is essentially the status quo. Gross sovereign-issued debt includes any NZ government stock held by the NZS Fund.

QuickLinks

  Exhibit 99.2(C)(2)
2002 Budget Policy Statement
  Introduction
  Delivering on our commitments
  The forecasts are subject to considerable uncertainty
  Macroeconomic framework will support economic activity
  Fiscal policy is unchanged
  The 2002 Budget is the third in a three-year package
  The 2002 Budget priorities are health, education and economic transformation
  Investing for the future through capital
  Signalling future enhancements
  Tax system fundamentally sound
  Planning ahead—continuing sound fiscal management
  Conclusion
New Zealand Superannuation Fund contributions
ANNEX 1
ANNEX 2
  Long-term fiscal objectives and short-term fiscal intentions
  Consistency with principles of responsible fiscal management
  Future developments